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                                                                       EXHIBIT 1

     Circle International Group, Inc. (Nasdaq: CRCL) today announced that David
I. Beatson, Circle's chairman and chief executive officer, has resigned to become chairman and CEO of a new Silicon Valley e-commerce venture. Peter Gibert, a Circle board member who served as Circle's chairman and CEO from 1992 to 1998, has been named interim chairman and CEO.

     Said Gibert, "Circle has continued to make excellent progress under David and we are committed to pursuing the initiatives begun nearly two years ago to reinforce Circle's position as a transportation, logistics and supply chain industry leader. We will continue to move forward with an emphasis on profitable growth and increasing shareholder value, by providing outstanding service for our customers and a rewarding work environment for our employees.

     "The Board thanks David for his dedication and many contributions to Circle and we wish him well in this new chapter of his career."

     Beatson commented, "This was a difficult decision, personally and professionally. During my tenure, we built a great team at Circle, and have seen strong customer and investor support for our growth plan. I believe Circle is well positioned for future competitiveness and industry leadership and am confident that the company will build on the momentum we have established."